UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

FLEXION THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

33938J106

(CUSIP Number)

Thorkil Kastberg Christensen

Novo A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 33938J106

1.	Name of Reporting Person: NOVO A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 1,783,131 (1)
	8.	Shared Voting Power: None
	9.	Sole Dispositive Power: 1,783,131 (1)
	10.	Shared Dispositive Power: None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,783,131 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 11.42% (2)
14.	Type of Reporting Person: CO

(1)	The board of directors of Novo A/S (the “Novo Board”), currently comprised of Sten Scheibye, Goran Ando, Jorgen Boe, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, has investment and voting control over the securities of the Issuer (as defined below) held by Novo A/S (the “Novo Shares”) and may exercise such control only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership in the Novo Shares. Dr. Heath Lukatch, a member of the board of directors of the Issuer, is employed as a Partner of Novo Ventures (US) Inc., which provides certain consultancy services to Novo A/S. Dr. Lukatch is not deemed a beneficial owner of the Novo Shares.
(2)	This percentage is calculated based upon the 15,608,014 shares of the Issuer’s Common Stock reported to be outstanding to the reporting person by the Issuer following the closing of the Issuer’s initial public offering on February 18, 2014.

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Flexion Therapeutics, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 10 Mall Road, Suite 301, Burlington, Massachusetts 01803.

Item 2.	Identity and Background

(a)	The name of the reporting person is Novo A/S, a Danish limited liability company that is wholly owned by Novo Nordisk Fonden (hereinafter the “Novo Nordisk Foundation” or the “Foundation”), a Danish commercial foundation. Novo A/S is the holding company in the group of Novo companies (currently comprised of Novo Nordisk A/S, Novozymes A/S and New Xellia Group A/S) and is responsible for managing the Foundation’s assets, including its financial assets. Based on the governance structure of Novo A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo A/S.

The name of each director and executive officer of both Novo A/S and the Foundation is set forth on Schedule I to this Schedule 13D.

(b)	The business address of both Novo A/S and the Foundation is Tuborg Havnevej 19, 2900 Hellerup, Denmark.

The residence or business address of each director and executive officer of both Novo A/S and the Foundation is set forth on Schedule I to this Schedule 13D.

(c)	Novo A/S, a holding company that is responsible for managing the Foundation’s assets, provides seed and venture capital to development stage companies within the life science and biotechnology sector.

The Foundation is a Danish self-governing and profit-making foundation, whose objectives are to provide a stable basis for commercial and research activities undertaken by the group of Novo companies and to support scientific, humanitarian and social purposes through grants.

(d)	Within the last five years, neither Novo A/S, the Foundation, nor any person named in Schedule I has been convicted in any criminal proceedings.

(e)	Within the last five years, neither Novo A/S, the Foundation, nor any person named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On December 3, 2012, Novo A/S purchased 8,868,393 shares of the Issuer’s then outstanding Series B Preferred Stock, $0.001 par value per share (the “Series B Preferred Stock”), which automatically converted into 1,090,823 shares of the Issuer’s Common Stock (based on a one-for-one conversion ratio and after giving effect to the one-for-8.13 reverse stock split of the Issuer’s Common Stock, which became effective on January 27, 2014) upon the closing of the Issuer’s initial public offering on February 18, 2014 (the “IPO Closing”). The original purchase price per share of Series B Preferred Stock was $1.1275. The purchase price paid by Novo A/S came from its working capital.

On February 18, 2014, Novo A/S purchased 692,308 shares of the Issuer’s Common Stock from the underwriters in connection with the Issuer’s initial public offering. The purchase price per share of such stock was $13.00. The purchase price paid by Novo A/S came from its working capital.

Item 4.	Purpose of Transaction

The acquisitions made by Novo A/S, as described in this Schedule 13D, were for investment purposes only. Novo A/S does not currently have any plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j).

Item 5.	Interest in Securities of the Issuer

(a) Novo A/S beneficially owns 1,783,131 shares (the “Novo Shares”) of the Issuer’s Common Stock representing approximately 11.42% of the Issuer’s outstanding Common Stock. The percentage of shares owned by Novo A/S is based upon 15,608,014 shares of the Issuer’s Common Stock reported to be outstanding to the reporting person by the Issuer following the closing of the Issuer’s initial public offering on February 18, 2014.

(b) Novo A/S is a Danish limited liability company wholly owned by the Novo Nordisk Foundation. Novo A/S, through its Board of Directors (the “Novo Board”), has the sole power to vote and dispose of the Novo shares. The Novo Board is comprised of Sten Scheibye, Goran Ando, Jorgen Boe, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, and may exercise voting and dispositive control over the Novo Shares only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership in the Novo Shares. Except as described in this Schedule 13D, neither the Foundation nor any person listed on Schedule I has the power to direct the vote as to, or the disposition of, any Common Stock of the Issuer held by Novo A/S.

(c) Except as set forth in Item 3 of this Schedule 13D, Novo A/S has not effected any transactions in the Issuer’s Common Stock within the past 60 days and neither the Foundation nor any person listed on Schedule I has effected any transactions in the Issuer’s Common Stock within the past 60 days.

(d) Novo A/S does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Common Stock held in the name of the Novo A/S and reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Issuer, Novo A/S and certain other holders of the Issuer’s securities are party to that certain Amended and Restated Investor Rights Agreement, dated December 3, 2012 (the “Investor Rights Agreement”). The Investor Rights Agreement grants to Novo A/S and the other holders party thereto certain rights, among other things, to (1) cause the Issuer to register with the Securities and Exchange Commission the shares of the Issuer’s Common Stock held by such parties and (2) participate in future registrations of securities by the Issuer, under the circumstances described in the Investor Rights Agreement. If not otherwise exercised, these rights and the underlying agreement will automatically expire and be of no further force or effect three years after the closing of the Issuer’s initial public offering, which occurred on February 18, 2014.

In connection with the Issuer’s initial public offering of Common Stock, Novo A/S entered into a letter agreement (the “Lock-Up Agreement”) with the Issuer and the representatives of the several underwriters for the offering (the “Representatives”), pursuant to which Novo A/S agreed that, during the “Lock-Up Period” as defined below and subject to certain limited exceptions specified in the Lock-Up Agreement, Novo A/S will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock; (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock; or (3) publicly disclose the intention to make any such offer, sale, pledge or disposition of shares of Common Stock. In addition, Novo A/S has agreed in the Lock-Up Agreement that, without the prior written consent of the Representatives, it will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any shares of the Issuer’s capital stock. The “Lock-Up Period” is defined in the Lock-Up Agreement as the period of 180 days after the date of the underwriting agreement executed in connection with the Issuer’s initial public offering of the Common Stock, which was February 18, 2014. The Lock-Up Agreement automatically terminates and shall be of no further force or effect following the expiration of the Lock-Up Period.

The descriptions contained in this Statement on Schedule 13D of the Investor Rights Agreement and the Lock-Up Agreement are summaries only and are qualified in their entireties by the actual terms of each such agreement, which are incorporated herein by this reference. See Item 7 “Material to be Filed as Exhibits.”

Except for the Investor Rights Agreement and the Lock-Up Agreement, neither Novo A/S, the Foundation, nor any person named in Schedule I has entered into any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A –Amended and Restated Investor Rights Agreement, dated December 3, 2012 (incorporated by reference to Exhibit 4.2 of Flexion Therapeutic, Inc.’s Form S-1 Registration Statement filed January 8, 2014 (File No. 333-193233)).

Exhibit B – Form of Lock-Up Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2014	NOVO A/S

/s/ Thorkil Kastberg Christensen
By: Thorkil Kastberg Christensen
Its: Chief Financial Officer

Schedule I

Information regarding each director and executive officer of both Novo A/S and the Novo Nordisk Foundation is set forth below.

Novo A/S
Name, Title	Address	Principal Occupation	Citizenship
Sten Scheibye, Chairman of the Board	Rungsted Strandvej 197C, 2960 Rungsted Kyst, Denmark	Professional board director	Denmark

Göran Ando, Director	Essex Woodlands, Berkeley Square House, Berkeley Square, London, W1J 6BD, United Kingdom	Self-employed, professional board director	Sweden

Jørgen Boe, Director	Margrethevej 6, DK-2960 Rungsted Kyst, Denmark	Attorney, Kromann Reumert	Denmark

Jeppe Christiansen, Director	Kollemose 37, DK-2830 Virum, Denmark	Chief Executive Officer, Fondsmaeglerselskabet Maj Invest A/S,	Denmark

Steen Riisgaard, Director	Hestetangsvej 155, 3520 Farum, Denmark	Professional board director	Denmark

Per Wold-Olsen, Director	T7B22 Favray Court, Tigne Point, TP01, Malta	Self-employed, Professional board director	Norway

Henrik Gürtler, Chief Executive Officer	Hjortekærsvej 140A, DK-2800 Kongens, Lyngby, Denmark	Chief Executive Officer, Novo A/S	Denmark

Thorkil Kastberg, Christensen Chief Financial Officer	Tuborg Havnevej 19 Hellerup, Denmark DK-2900	Chief Financial Officer, Novo A/S	Denmark

Søren Carlsen, Managing Partner – Ventures, Seeds	Grondalsvænge 3b, 3460 Birkerød	Managing Partner – Ventures, Seeds, Novo A/S	Denmark

Ulrik Spork, Managing Partner – Large Investments	Taarbaek Strandvej 108A DK 2930 Klampenborg	Managing Partner – Large Investments, Novo A/S	Denmark
Novo Nordisk Foundation
Name, Title	Address	Principal Occupation	Citizenship
Sten Scheibye, Chairman of the Board	Rungsted Strandvej 197C 2960 Rungsted Kyst	Professional board director	Denmark

Jørgen Boe, Vice Chairman of the Board	Margrethevej 6 2960 Rungsted Kyst	Attorney, Kromann Reumert	Denmark

Bo Ahrén, Professor	Merkuriusgatan 11 S-224 57 Lund Sverige	Professor of Medicine, Lund University, Lund, Sweden	Sweden

Karsten Dybvad, Director	Carl Baggers Alle 15 2920 Charlottenlund	Director General and Chief Executive Officer, DI (Confederation of Danish Industry)	Denmark

Lars Fugger, Director	Staunton Road 72 OX3 7TP Storbritannien	Professor, John Radcliffe Hospital, University of Oxford, Oxford, Great Britain	Denmark

Ulla Morin, Director	Ægirsgade 63, st. 2200 København N	Laboratory Technician, Novozymes	Denmark

Søren Thuesen Pedersen, Director	Robert Jacobsens Vej 86, 4. p1. 2300 København	External Affairs Director in Quality Intelligence, Novo Nordisk	Denmark

Steen Riisgaard, Director	Hestetangsvej 155 3520 Farum Denmark	Professional board director	Denmark

Stig Strøbæk, Director	Furesøgårdsvej 2 3520 Farum	Electrician, Novo Nordisk	Denmark

Birgitte Nauntofte, Chief Executive Officer	Engbakkevej 24 2920 Charlottenlund	Chief Executive Officer, Novo Nordisk Foundation	Denmark